Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE QUARTER ENDED
APRIL 28, 2012

Contact:	Kevin Begley, CFO
(973) 467-2200 – Ext. 220
Kevin.Begley@Wakefern.com

Springfield, New Jersey – June 6, 2012 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the third quarter ended April 28, 2012.

Net income was $6,543,000 in the third quarter of fiscal 2012 compared to $1,668,000 in the prior year.  Excluding a $4,241,000 (net of tax) charge for the withdrawal liability from a multi-employer pension plan in the prior year, net income increased 11%.  Net income increased primarily due to improved same store sales.  Net income increased despite losses in the two new Maryland stores as sales in Maryland are lower than expected, and we continue to build market share and brand awareness.

Sales were $347,009,000 in the third quarter of fiscal 2012, an increase of 9.6% from the third quarter of the prior year.  Sales increased due to the opening of the two new stores in Maryland, the acquisition of the store in Old Bridge, New Jersey on January 29, 2012, and a same store sales increase of 3.8%.  Same store sales increased due to higher sales in six stores due to store closings by competitors, inflation, increased customer counts and improved sales in the Washington and Marmora stores, which opened in recent fiscal years.  As expected, the impact of the competitive store closings that began in fiscal 2011 and inflation both moderated beginning in the third quarter of fiscal 2012.  Sales continue to be impacted by economic weakness, high gas prices and high unemployment, which have resulted in increased sale item penetration and trading down.  Village projects a fourth quarter same store sales increase of 1.5% to 3.0%, as we expect less benefit from competitive store closings and inflation.

Gross profit as a percentage of sales increased to 27.4% in the third quarter of fiscal 2012 compared to 27.3% in the third quarter of the prior year primarily due to increased departmental gross margin percentages, partially offset by higher promotional spending.

Operating and administrative expense as a percentage of sales decreased to 22.7% in the third quarter of fiscal 2012 compared to 24.8% in the third quarter of the prior year primarily due to the prior year including a $7,300,000 charge for the withdrawal liability from a multi-employer defined benefit plan, lower utility costs and operating leverage from the 3.8% same store sales increase. These improvements were partially offset by higher operating costs as a percentage of sales for the new Maryland stores.

Net income was $22,426,000 in the nine-month period of fiscal 2012 compared to $12,218,000 in the prior year.  Excluding the $4,241,000 (net of tax) pension withdrawal charge from the prior year, net income increased 36%.  Sales for the nine-month period of fiscal 2012 were $1,052,384,000, an increase of 10.3% from the prior year.  Same store sales increased 6.0%.

At April 28, 2012, Village Super Market operated a chain of 29 supermarkets under the ShopRite name in New Jersey, Maryland and Eastern Pennsylvania.

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law.  The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements.  The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: local economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; the success of establishing ShopRite’s presence in the Maryland market; and other factors detailed herein and in the Company’s filings with the SEC.

VILLAGE SUPER MARKET, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(in Thousands Except Per Share Amounts)(Unaudited)

	13 Weeks Ended	13 Weeks Ended	39 Weeks Ended	39 Weeks Ended
	April 28, 2012	April 30, 2011	April 28, 2012	April 30, 2011

Sales	$347,009	$316,594	$1,052,384	$953,908

Cost of sales	251,761	230,176	764,756	697,922

Gross profit	95,248	86,418	287,628	255,986

Operating and administrative expense	78,660	78,397	232,935	219,580

Depreciation and amortization	4,982	4,646	14,614	13,764

Operating income	11,606	3,375	40,079	22,642

Interest expense	(1,077)	(1,071)	(3,337)	(3,208)

Interest income	652	563	1,903	1,594

Income before income taxes	11,181	2,867	38,645	21,028

Income taxes	4,638	1,199	16,219	8,810

Net income	$6,543	$1,668	$22,426	$12,218

Net income per share:
Class A common stock:
Basic	$0.57	$0.15	$1.96	$1.09
Diluted	$0.47	$0.12	$1.63	$0.89

Class B common stock:
Basic	$0.37	$0.10	$1.27	$0.69
Diluted	$0.37	$0.09	$1.26	$0.69

Gross profit as a % of sales	27.4%	27.3%	27.3%	26.8%

Operating and administrative expense as a % of sales	22.7%	24.8%	22.1%	23.0%